Report from the President                                Exhibit 19


Dear WTD Shareholders:

     Our third quarter produced a net loss of $2,337,000 or $.26 per share, bringing our year-to-date net loss to $4,792,000 or $.59 a share. The operating conditions this fiscal year have been very unfavorable with high log costs relative to a weak lumber market, which has been greatly impacted by Canadian imports.

     As I write this letter, the details of a recently announced Agreement in Principle with Canada are still sketchy. What we do know is that the goal of the trade negotiations was to reduce the lumber volume exported by Canada into the United States. Canada has benefited from favorable exchange rates, subsidized timber costs, and fewer environmental restrictions and has been able to capture over one-third of the U.S. lumber market. According to news reports, the Agreement takes effect April 1, 1996 and imposes an export tax on lumber exported from British Columbia in excess of 9 billion board feet per year. Quebec, Ontario, and Alberta will raise stumpage fees, the amount that Canadian producers pay the government for timber. Enforcement and monitoring provisions are still being negotiated. If the goal of reducing Canadian lumber shipments to the U.S. is accomplished, it could result in longer-term strength in the lumber market.

     It is our hope that lower interest rates, a healthy economy, particularly in California which is an important segment of our business, and a lower level of Canadian imports over the long term will provide our industry with a more robust lumber market and better operating conditions.

     We continue to adjust our operating configuration to maximize cash flow and strive for greater efficiencies.

     I am pleased to announce that Mr. Richard Detweiler joined the Company's Board of Directors effective December 14, 1995. Mr. Detweiler is President and Chief Executive Officer of Precision Aerotech, a diversified manufacturing company. Mr. Detweiler has 20 years of manufacturing management experience and is a welcomed addition to the Board. Mr. Detweiler replaces Howard E. Leppla who left the Board in July 1995.

     Another recent development has been the departure of L. Robert Hoffman, Vice President, to accept a position outside the forest products industry. We appreciate Mr. Hoffman's excellent contributions over the years and wish him well.




Bruce L. Engel
President